Filed by IntercontinentalExchange, Inc.

(Commission File No. 001-32671)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

(Commission File No. 001-33392)

ICE-NYSE

The Makings of a Merger

By Walt Lukken

An interview with Jeff Sprecher

ICE-NYSE

The Makings

of a Merger

An interview with Jeff Sprecher

28 Futures Industry | www.futuresindustry.com

28	Futures Industry	www.futuresindustry.com

In just over a decade, IntercontinentalExchange has grown from a start-up venture focused on the U.S. power and natural gas market to a multinational organization active in almost every asset class and a dynamic force for change in the global derivatives markets. Along the way, ICE bought the International Petroleum Exchange, the New York Board of Trade, the Winnipeg Commodity Exchange, The Clearing Corp., and the Climate Exchange, combining them and integrating them into an ever-larger complex of markets and clearinghouses.

The latest deal, its most ambitious yet, is to acquire NYSE Euronext, the parent company of the New York Stock Exchange, the icon of the U.S. equity markets, and Liffe, Europe’s second largest futures exchange. The proposed merger, which is subject to regulatory and shareholder approval, would make ICE a major force in the interest rate sector and the cash equities markets.

In this interview, Jeff Sprecher, the chairman and chief executive officer of ICE, talks with Walt Lukken, the president and chief executive officer of Futures Industry Association, about how the merger came about and his strategic vision for ICE. This is the latest in a series of CEO-to-CEO interviews published in Futures Industry, with the most recent being interviews with Phupinder Gill of CME Group and Michael Bodson of Depository Trust and Clearing Corp. in the October issue.

LUKKEN: Thanks for taking the time to talk with us, Jeff. Can you tell us a little bit about how the merger came about and the sequence of your negotiations?

SPRECHER: Sure. Duncan Niederauer [CEO of NYSE Euronext] and I have been friendly for years and we’ve chatted from time to time on how we might be able to work together and share ideas on where we’re trying to take our two companies. So the fact that Duncan and I have been dialoguing is not something new.

As you may recall, ICE teamed up with Nasdaq in 2011 and tried to acquire NYSE Euronext during its proposed merger with Deutsche Börse. After we failed and a period of time went by, Duncan sent me an email after one of our quarterly earnings calls, and basically said good call, nice quarter, or something of that ilk. I saw that as a sign that he was reconnecting with me, and that our relationship had survived my meddling in his Deutsche Börse deal, which was incredibly gracious on his part.

So we’ve continued to talk. One thing led to another and over time it led to detailed conversations over whether we should merge the companies.

LUKKEN: I think a lot of people were amazed that this deal was kept secret in a world that seems to leak everything. How did you manage to keep such a big announcement under wraps for so long?

SPRECHER: We were surprised ourselves, because by the end of our deal there were a lot of people that were working on it. In fact, the night before we made the announcement it did leak that we were talking, but that was after the markets had closed and it really had no impact on the deal.

NYSE Euronext is a complicated company. We needed to conduct due diligence,

so we had a lot of our management team, bankers and others who were involved. And similarly, NYSE Euronext, having had a failed attempt to merge in the past, needed due diligence on us and to work with advisors to ensure the deal was in a position to pass regulatory muster.

LUKKEN: You’ve been interested in Liffe and its interest rates franchise for quite awhile now. How does Liffe fit into your strategic vision within ICE and how does the European rates business fit into what you’re doing?

SPRECHER: As we looked at rates products—and we looked at them for years—there was not an obvious way for us to enter the trading, clearing or services business around them. We always felt that we needed to have a bigger anchor if we wanted to move into those spaces. That was our reasoning behind earlier attempts to buy the

Futures Industry	January 2013	29

Chicago Board of Trade, and that was our reasoning behind our partnership with Nasdaq to buy Liffe and now, obviously, this is the ultimate approach. I do think that some of the more mature financial services spaces are moving towards more clearing, more standardization, and more post-trade services that can be provided by exchanges, and I wanted to play a role in that.

LUKKEN: What hurdles remain before this deal goes final from a regulatory or shareholder standpoint?

SPRECHER: Well, both groups of shareholders have to vote to approve the deal, and then there are many regulatory approvals. There are U.S. antitrust approvals and European antitrust approvals, and then individual regulators that oversee each of the exchanges and clearinghouses. So there will be a pretty robust vetting of this transaction by a lot of regulators.

LUKKEN: It sounds like you will get your first introduction to the College of Regulators in Europe that oversees NYSE Euronext.

SPRECHER: Actually it will be my second introduction, because I went and introduced myself when we made the unsolicited attempt to buy Liffe the first time. As you know, ICE has an interest in exploring whether or not we should spin out all or part of Euronext. As a minimum, a partial listing would give Euronext a currency and would organize the company as a potential standalone continental European exchange with regained independence. Part of our conversations, as we go through these regulatory approvals, will be with the broad stakeholder group in continental Europe.

LUKKEN: In the U.S., will you keep the equities listing and the equities trading business?

SPRECHER: Yes, we’ve stated that commitment from day one. There are many assets within the equities business that we believe can generate significant value. While equities, along with rates, are at a low point cyclically, these are inherently important businesses to our customers. And we’ve seen several incidents this year where the NYSE’s markets and floor have proven their value. Clearly we’ve announced synergies to right-size the expense base. As for other parts of the business, our plan is, as a group, to go through every business that we have, and either combine them or make a determination whether they still fit. ICE is a growth company and we’re owned by growth investors and we tend to move quickly and use technology in that regard. But I do think that equities trading in the U.S. has been negatively impacted by the market structure evolution and there’s now at least a dialogue as to how that market structure could be changed to improve the experience for individual investors and for companies that want to tap capital markets. I think it’s a good time to be a part of that debate and to drive improvements in the markets as part of the NYSE.

LUKKEN: When NYSE Euronext was in the deal with Deutsche Börse, there was a lot of concern about the name and the branding of the company. Do you have any general thoughts about the branding of this icon?

SPRECHER: No, we didn’t focus on it as we both have strong brands so we don’t need to recreate the wheel. Secondly, we really want to consider how stakeholders view Euronext as a standalone company. Besides that, it is a very good company. I think it’s underappreciated in part because of the way it’s organized right now under NYSE Euronext. But if other people don’t feel that way, and Euronext stays part of the group, then that somewhat colors our thinking on how we’ll go to market.

There are certainly a lot of strong brands in this collection that we’re talking about. NYSE is the most recognized brand, but the combination of Liffe and ICE’s clearing and commodity infrastructure in London also creates a major European force, I would think.

LUKKEN: Coming out of the financial crisis, people are very worried about capital efficiency and collateral efficiency. When you put NYSE Euronext and ICE together, you have an interesting collection, as you put it, of strategic assets. Is capital efficiency and collateral efficiency part of the reason for combining these assets, where maybe you can gain some offsets and put all this collateral in one place, versus scattered around Europe and the U.S.?

SPRECHER: Absolutely. What’s interesting about the clearing business is that in 2008, when we started our first large clearinghouse from scratch, the business was very much about marking positions to market and having a proper model to do that. Back then it was taken for granted that we would just demand cash or cash equivalent collateral, and cash equivalent collateral tended to mean sovereign debt. But today, after having a European crisis, sovereign debt is not necessarily worth 100 cents on the dollar when used as collateral. In addition to marking positions to market, we have to mark the collateral to market. The treasury functions that exist within clearinghouses are as important as the position risk management functions. I think having large collateral pools that you can mark to market, with a very holistic treasury that can move substitute collateral in and out, is going to be what attracts capital and users to the clearinghouse. In that regard, scale will matter in making the mandate to move to clearing possible for our customers, and that’s really one of the benefits of our clearing agreement.

LUKKEN: You mentioned earlier the complexity and global nature of NYSE Euronext. I imagine that this must be the biggest integration challenge of all the companies you’ve bought. How do you see that integration process going forward, with different headquarters, different cultures, and different mindsets?

SPRECHER: We are very focused on what we want to create. We believe we can innovate and grow the rates business with product development and clearing for customers. It’s positive to bring another player into the rates markets amid the two currently dominant rates exchanges. There’s a valuable listings and market data business embedded, and an opportunity to strengthen the equity market structure. And there are many other unique options within the portfolio that may or may not have value. That’s why we have to step back and do a portfolio analysis and think about which businesses and projects are attractive or if they don’t fit well with us, who would they fit well with. We have an opportunity to not just smash two companies together, but to be thoughtful in the way we’re organized. I mentioned Euronext, but there may be other opportunities to do that where we make it easier for investors to understand this combined company. I’m an engineer by education and over the last few months I’ve been focused on thinking about the best way to engineer a combined company. Duncan and I have a very good relationship so we’ve had a lot

30	Futures Industry	www.futuresindustry.com

of opportunity to chat about how we might go about this. It’s going well. We’re coming up with a lot of ideas and plans, and our two teams are working well together. People in both of our teams see better opportunity for the business combined, and they have been very willing to get to know each other quickly and exchange ideas.

LUKKEN: I want to talk about subjects outside the merger as well. And one big one is the futurization of swaps. Can you walk us through the strategy of why you did what you did in October, with converting your energy swaps to futures, and whether you see this as a larger trend in our industry?

SPRECHER: First of all, what we did was as a result of a very unique circumstance. ICE started in the year 2000 with the idea of standardizing and organizing the energy OTC markets. Over a period of 12 years, we standardized the terms and the vernacular around contracts to the point that they could be put in clearinghouses. Since the launch of our company, those contracts have always been listed on a widely distributed central limit order book. We also had more and more regulation introduced for those markets. We were the first company to put OTC contracts in large trader reports. We were the first company to put position limits on OTC contracts. So as the market evolved over 12 years, there was very little distinction between the ways those markets were operating and what would be traditional regulated futures. In October, we just took the last step of a 12-year process due to the overwhelming customer demand for the certainty of regulated futures markets. I think that step would have been taken without Dodd-Frank because a lot of our customers were, for all intents and purposes, trading them and accounting for them and putting oversight on them as if they were already futures.

That’s a bit different than most other OTC markets. Most other OTC markets are not as standardized and, in fact, are highly customized in terms of the tenors and contract terms. Other OTC markets could follow what we’ve done, but it’s going to take time for the markets to evolve in the same way that energy evolved. Energy had the collapse of Enron in 2001. It had its Lehman event. It was post-Enron that people wanted standardization and clearing. It was the financial crisis that drove financial markets to follow the same path, but there needs to be a recognition that it took several years for the commodity markets to go through that process. We were able to speed that process through the introduction of clearing, and in CDS, we are supporting the move to clearing, more transparency in the swaps market, and a futures product.

Futures Industry	January 2013	31

LUKKEN: Before the crisis, if you had gone to the Commodity Futures Trading Commission and told them that you were considering converting your swaps to futures and putting them through central clearing and all the rules for futures, it would have been well received, even applauded. Now, however, I get a sense that the CFTC is a bit skeptical about this. What would you say to them about this?

SPRECHER: I can’t say that they were skeptical, but there has been a lot of regulatory work in the past few years resulting in a lot of change. Obviously regulated futures are accepted around the world and have been for over a century. They have the highest standard of regulation that we know in the markets that we’re serving. The regulators know that better than anybody.

The people who are the most uncomfortable with this process are in businesses that were more opaque and with less transparency available. I hope that as the CFTC examines this that it will actually ask the end-user customers. It was solely due to customer demand to put more regulation and more standardization on the energy swaps market that led us to this decision. Not a single one of our customers did not want their trades to move into a regulated futures environment. I don’t know what other evidence you need that the true end-users and the true holders of risk really desire standardization, simplification, and good regulation that they understand.

LUKKEN: What is your view on the impact of Dodd-Frank and the increasing cost of regulation on the traditional business model for futures commission merchants?

SPRECHER: Certainly there is pressure following the crisis on the financial services industry, and we are sensitive to that because we are impacted by global reform in all of our businesses. Most large FCMs are affiliated with banks. What I see is that the FCM model is going to become an extension of their lending and banking business. Clearing is going to demand high-quality collateral. Customers will be looking to banks to lend them that collateral against their corporate assets. In that regard, I think it will be a very good business, because many banks in the heyday of pre-Lehman had large prime brokerage businesses where they were able to factor customer credit, and that kind of lending, the ability to look at customer risk and lend against it, will be rewarded. There’s always going to be a need for customer service as well as the technical service that FCMs provide. It’s a much more complicated regulatory environment, globally. Those FCMs that can help guide their customers and provide real customer service will be rewarded as well. But simply taking customer collateral and co-opting it and using it internally, those days are numbered. In a zero-interest rate environment, investing collateral is a challenging business.

Those FCMs that

can help guide their

customers and provide

real customer service

will be rewarded as

well. But simply taking

customer collateral

and co-opting it and

using it internally,

those days are

numbered.

LUKKEN: Can you give us some insights on your strategy for South America and Asia, and how you see growth happening in those regions?

SPRECHER: ICE has been a big beneficiary of non-Western growth over the last few years because we’ve been in the commodity space, particularly oil which is priced in dollars, and we’ve had global companies come to us in order to hedge and meet their risk management needs. But as emerging markets become more sophisticated, they really want to do business in their own time zone and with their own bankruptcy regime. That means it’s increasingly incumbent on us to take our business to them.

We have made a pretty big commitment inside Brazil. In the area of commodities, Brazil is a big natural resource country to begin with, so it makes sense. We already have the coffee market and sugar market at ICE Futures U.S., which gives us the relationships that helped us to extend down there. Similarly, Brazil is opening up its financial markets and increasingly using more debt instruments. That’s why we made an investment in Cetip and licensed and built a bond platform for Cetip.

We have a very big commitment in Singapore, which we use as our Asian base. We do a limited amount of business in China based on local laws, but we enjoy a lot of support from major Chinese companies that meet us in Singapore or in London. We continue to spend time in China and wait for the right opportunity inside the borders.

LUKKEN: On a personal note, you mentioned your background as a chemical engineer. You began your career building power plants in California. Has this background helped you in becoming a deal maker in our industry? Do you approach things differently as a result of having an engineering background in your career path?

SPRECHER: Most of the senior management at ICE have never traded or never worked at an exchange. That has forced us to ask a lot of questions of our customers. It embedded a style of business inside the company of asking questions and not making a lot of assumptions. I’m an engineer, and Chuck Vice, our president, is also an engineer. I think we approach problem-solving like engineers and try to figure out what’s the most efficient way. All through the history of our company, we’ve always had a buy-versus-build attitude. If we can build something and organically find our way into a business, we prefer that. If we don’t believe we can do that, in any meaningful way, then we prefer to do an acquisition or joint venture or some other way of levering off of other people’s expertise and footprint. That kind of approach—stay close to your customers and then try to solve their problems, either buy it or build it—has really just been the formula we’ve used here.

..............

Walt Lukken is the president and chief executive officer of Futures Industry Association.

32	Futures Industry	www.futuresindustry.com

*  *  *

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S–4, which includes a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed by ICE and NYSE Euronext with the SEC.